Exhibit 21.1

3D Systems Corporation
List of Subsidiaries at December 31, 2009

The following table sets forth the name and state or other jurisdiction of incorporation of the Company’s subsidiaries. Except as otherwise indicated, each subsidiary is owned, directly or indirectly, by the Company.

Name	Jurisdiction of Incorporation

3D Canada Company	Canada
3D Holdings, LLC	Delaware
3D Systems S.A.	Switzerland
3D Systems, Inc.	California
3D Systems Europe Ltd.	United Kingdom
3D Systems GmbH	Germany
3D Systems France SARL.	France
3D Systems Italia S.r.l	Italy
3D Capital Corporation	California
3D Systems Asia Pacific, Ltd.	California
3D European Holdings Ltd.	United Kingdom
OptoForm LLC*	Delaware
3D Systems Japan K.K.	Japan
MQast, LLC**	California

*	We directly or indirectly own 60% of the outstanding interests.

**	We directly or indirectly own 51% of the outstanding interests.